CapitaLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

RECEIVED
2005 JAN 25 A 10: 21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4507

7 January 2005

Via Courier



The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

CAPITALAND LIMITED
- AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1 In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and press releases issued by CapitaLand Limited from 1 December 2004 till 31 December 2004, for your information and file record please.

2 Please do not hesitate to contact the undersigned @ Tel: 68233512 or Zuriana @ Tel: 68233516 if you need further assistance.

PROCESSED
JAN 27 2005
THOMSON FINANCIAL

Yours faithfully

Ng Chooi Peng
Secretariat Manager

Encs.

s/sec/adr/2004/adrltr-december.doc

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SESTL) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaLand Retail Hong Kong Investments Pte. Limited"	1 December 2004	SESTL Listing Manual
Announcement by CapitaLand Limited – "Capital reduction by subsidiary, CapitaLand Residential Limited"	1 December 2004	SESTL Listing Manual
Announcement by CapitaLand Limited – "Capital reduction by subsidiary, Areca Investment Pte Ltd"	1 December 2004	SESTL Listing Manual
News Release by CapitaLand Limited – "TCC Capital Land to officially launch Athenee Residence in Bangkok"	1 December 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "CapitaLand's presentation slides – Championing REITs & Property Funds in Singapore & Asia – The CapitaLand Experience"	1 December 2004	For Public Relations Purposes
Joint release by CapitaLand Limited, American International Group, Inc. and Lai Sun Development Company Limited – "AIG, CapitaLand and Lai Sun celebrate AIG Tower topping out"	9 December 2004	For Public Relations Purposes
Announcement by Raffles Holdings Limited – "Liquidation of associated companies"	10 December 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaRetail China Investments Pte. Ltd."	10 December 2004	SESTL Listing Manual
Announcement by Australand Property Group – "Australand Property Group Final 2004 Dividend / Distribution"	14 December 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "PT. CapitaLand Property Services – Company in members' voluntary liquidation"	17 December 2004	SESTL Listing Manual
Announcement by Raffles Holdings Limited – "Clarification – Article in The New Paper dated 17 December 2004"	17 December 2004	For Public Relations Purposes

Name of Report or Announcement	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – "Announcement relating to The Link REIT"	20 December 2004	SESTL Listing Manual
Announcements and news release by CapitaLand Limited (a) Announcement - "Entry into joint venture with Shenzhen International Trust & Investment Co., Ltd to acquire and manage a pipeline of retail malls in various parts of China"; (b) News release – "CapitaLand signs JV to acquire and manage retail malls anchored by Wal-Mart in China"; and (c) Announcement – "Presentation slides for co-operative agreement between CapitaLand Limited and Shenzhen International Trust & Investment Co., Ltd."	23 December 2004	For Public Relations Purposes
Announcement by The Ascott Group Limited – "Acquisition of additional 10% equity interest in Sathorn Supsin Company Limited"	23 December 2004	For Public Relations Purposes
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, CapitaRetail IH Investment Pte. Ltd."	29 December 2004	SESTL Listing Manual

RECEIVED
JAN 25 A 10:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITALAND RETAIL HONG KONG INVESTMENTS PTE. LIMITED

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:-

Name	:	CapitaLand Retail Hong Kong Investments Pte. Limited ("CRHKI")
Principal Activity	:	Investment holding
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1

CRHKI is a wholly-owned subsidiary of CapitaLand Retail Limited, itself a wholly-owned subsidiary of CapitaLand.

By Order of the Board

Tan Wah Nam
Company Secretary
1 December 2004

CAPITALAND LIMITED (REGN. NO: 198900036N)

CAPITAL REDUCTION BY SUBSIDIARY, CAPITALAND RESIDENTIAL LIMITED

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that the High Court of the Republic of Singapore had on 11 October 2004 confirmed the reduction of the issued and paid-up share capital (the "Capital Reduction") of CapitaLand Residential Limited ("CapitaLand Residential"), a company incorporated in Singapore and a direct wholly-owned subsidiary of CapitaLand. The Capital Reduction is effected through:

(a) the reduction of the issued and paid-up share capital of CapitaLand Residential from S$1,002,000,000 divided into 1,000,000,000 ordinary shares of S$1 each and 2,000,000 redeemable preference shares of S$1 each (issued at a premium of S$999 each) to S$546,538,915 divided into 546,085,000 ordinary shares of S$1 each and 453,915 redeemable preference shares of S$1 each, by the cancellation of:

  (i) 453,915,000 of the said ordinary shares constituting part of the total issued and fully paid-up share capital of CapitaLand Residential, which has been lost or is unrepresented by available assets of CapitaLand Residential; and

  (ii) 1,546,085 of the said redeemable preference shares constituting part of the total issued and fully paid-up share capital of CapitaLand Residential, and the sum of S$1,546,085 arising from such reduction of the share capital be returned to CapitaLand, the sole holder of all the issued redeemable preference shares in the capital of CapitaLand Residential.

(b) Upon paragraph (a) (i) taking effect and to the extent to which such sum arising from the cancellation of the said 453,915,000 ordinary shares is not applied in writing-off the accumulated losses of CapitaLand Residential, the balance shall be transferred to a capital reserve which may be capitalised in accordance with the Articles of Association of CapitaLand Residential, or applied in writing off any future accumulated losses of CapitaLand Residential.

(c) Upon paragraph (a) (ii) taking effect, the sum standing to the credit of the share premium account of CapitaLand Residential be reduced by a sum of S$1,544,538,915, and such reduction be effected by returning to CapitaLand S$999 for each issued redeemable preference share which is cancelled (being the premium paid on each redeemable preference share).

A copy of the Order of Court confirming the Capital Reduction was lodged with the Accounting and Corporate Regulatory Authority on 1 December 2004.

The Capital Reduction is not expected to have a material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
1 December 2004

CAPITALAND LIMITED (REGN. NO.: 198900036N)

CAPITAL REDUCTION BY SUBSIDIARY, ARECA INVESTMENT PTE LTD

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that the High Court of the Republic of Singapore had on 8 November 2004 confirmed the reduction of the issued and paid-up share capital (the "Capital Reduction") of Areca Investment Pte Ltd ("Areca"), a company incorporated in Singapore and a direct wholly-owned subsidiary of CapitaLand. The Capital Reduction is effected through:

(a) the capitalisation of a sum of S$60,206,733 forming part of the share premium account of Areca, which is to be applied in paying up in full at par for 60,206,733 unissued ordinary shares of S$1 each in the capital of Areca (the "Additional Shares", each an "Additional Share"), and the Additional Shares be allotted and issued credited as fully paid up to CapitaLand;

(b) subject to and forthwith upon the preceding paragraph (a) taking effect, the issued and paid up capital of Areca (including, for the avoidance of doubt, the Additional Shares) be reduced from S$61,880,883 divided into 61,267,000 ordinary shares of S$1 each fully paid and 613,883 redeemable preference shares of S$1 each fully paid to S$100,000 divided into 100,000 ordinary shares of S$1 each fully paid, and that such reduction be effected by:

  (i) cancelling 60,266,570 of the said ordinary shares constituting part of the total issued and fully paid-up share capital of Areca, which have been lost or are unrepresented by available assets of Areca;

  (ii) to the extent to which such sum arising from the cancellation of the said 60,266,570 ordinary shares pursuant to the preceding sub-paragraph (i) is not applied in writing-off the accumulated losses of Areca, the balance shall be transferred to a Capital Reserve which may be capitalised in accordance with the Articles of Association of Areca, or applied in writing off any future accumulated losses of Areca; and

  (iii) cancelling 900,430 of the said ordinary shares and 613,883 of the said redeemable preference shares constituting part of the total issued and fully paid-up share capital of Areca, and the aggregate sum of S$1,514,313 arising from such reduction of the share capital be returned to CapitaLand; and

(c) subject to and contingent upon the preceding paragraph (b) taking effect, the sum standing to the credit of the share premium account of Areca be reduced by a sum of S$613,269,117 and that such reduction be effected by returning S$999 to CapitaLand for each issued redeemable preference share which is cancelled pursuant to the preceding paragraph (b)(iii).

A copy of the Order of Court confirming the Capital Reduction was lodged with the Accounting and Corporate Regulatory Authority on 1 December 2004, and accordingly the Capital Reduction became effective on such date.

The Capital Reduction is not expected to have a material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
1 December 2004



For Immediate Release
1 December 2004

TCC Capital Land to officially launch Athenee Residence in Bangkok

Singapore, 1 December 2004 – CapitaLand's joint venture in Thailand with TCC Land, TCC Capital Land, will officially launch its first luxury residential project, Athenee Residence, this evening in a gala event in the country's capital, Bangkok.

TCC Capital Land, formed in September 2003 to invest, develop and manage properties in the residential, office and retail sectors in Thailand, today launched the 219-unit freehold condominium, which is targeted at the high-end homebuyer market. More than 80 units have already been booked prior to the official launch. The units are being sold at an average price of 105,000 baht (S$4,200) per square metre.

Said Khun Charoen, Chairman of TCC Group and TCC Capital Land, "Athenee Residence is located at the prestigious address of Wireless Road, Bangkok's "embassy row" and adjacent to the 5-star Plaza Athenee Hotel. Given the excellent location and the top quality of the project, we are delighted that our first joint venture housing has received positive response. Most of our initial buyers are from Thailand's high-end homebuyer society. With TCC Group's experience in the Thai property market and CapitaLand's expertise in international real estate, we are confident of continuing to build homes that are distinctive and appealing to our target groups."

Mr Liew Mun Leong, Vice Chairman of TCC Capital Land and President & CEO of CapitaLand Group, said, "We are very pleased to have launched our maiden residential project in Bangkok, of which more than 80 of the 219 units have been booked even before the launch. It augurs well for the future of our joint venture with TCC Land. We have plans for another five more development projects in 2005. Together, we will replicate in Thailand the high quality of our projects found in other gateway cities, such as in Shanghai and Beijing in China, Sydney and Melbourne in Australia, and London in the United Kingdom."

Mr Chen Lian Pang, CEO of TCC Capital Land, said, "Homebuyers for the property will enjoy convenient access via Wireless Road and Soi Ruam Rudee, and the Ploenchit Sky Train station, which is a two-minute walk away. In designing Athenee Residence, we have taken into consideration the increasingly sophisticated needs of our target customers, who are most likely educated overseas, well-travelled and appreciate the finer things in life. The favourable response we have received thus far is very encouraging."

Buyers have a choice of two- to four-bedroom unit types, with sizes ranging from 94 square metres to 294 square metres. The 40-storey condominium, which will be built on a site area of approximately 6,700 square metres, offers a full range of recreational facilities, including a swimming pool, a clubhouse and a gymnasium. While all units will have Broadband internet connection, the pool and lobby areas will also boast Wi-Fi connection.

The development is designed by Architects 49 (A49), an award winning Thai firm, while the façade is designed by New York-based architect BBG-BBGM (Brennan Beer Gorman – Brennan Beer Gorman Monk). The landscaping consultant is renowned multi-award winning landscape architect, Bill Bensley, whose innovative garden creations include the lush landscaping for resorts like Bali Hyatt, Anantara Resort, Regent Chiang Mai and Rajvillas – Jaipur.

About TCC Capital Land

TCC Capital Land, a joint venture company formed in September 2003 by CapitaLand and TCC Land, will invest, develop and manage properties in the residential, office and retail sectors in Thailand. CapitaLand holds a 40 per cent stake in the joint venture company, while the remaining 60 per cent stake is held by TCC Land.

About TCC Land

TCC Land is the property arm of the TCC group of companies, one of Thailand's largest business conglomerates with a large portfolio of landbank and commercial properties, and also owns hospitality, conventions and leisure related properties in Thailand. TCC Group's portfolio of properties includes prime developments like North Park with the prestigious Rajpruek Golf and Sports Club; Empire Tower which is the single largest commercial building in Thailand; and Pantip Plaza, the highly successful IT mall in Bangkok. The Group also manages 13 hotels through its Imperial Hotel chain.

About CapitaLand

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in key cities in Asia, Australia, Europe and the Americas.

The company's property and hospitality portfolio spans more than 75 cities around the world. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia. For more information on CapitaLand, please visit www.capitaland.com.sg

---

Issued by CapitaLand Limited; 1 December 2004

For media enquiries, please contact:
In Bangkok: Julie Ong, Mobile: +65 97340122; Email: julie.ong@capitaland.com.sg
In Singapore: Mok Lai Siong, DID: +65 68233543; Email: mok.laisiong@capitaland.com.sg

For analyst enquiries, please contact:
Harold Woo, DID: +65 68233210; Email: harold.woo@capitaland.com.sg

FACTSHEET: ATHENEE RESIDENCE

Owner & Developer	:	TCC Capital Land Limited
Project Location	:	Wireless Rd., Pathumwan, Bangkok 10330
Architect	:	Architects 49 (A49)
Façade Designer	:	BBG-BBGM (Brennan Beer Gorman – Brennan Beer Gorman Monk)
Landscape Designer	:	Bensley Design Studios
Total Project Area	:	4-0-95.2 Rai (6,700 square metres)
Residential	:	40 Storeys, 219 units
Parking	:	552 car park lots
Facilities	:	Concierge Counter, Private Lobby, Children Playground, Library, Car parking BBQ and Pool Party Area, Multi Purpose Room, Aerobics Room, Massage and Jacuzzi Sala, Sauna, Steam Room, Fitness, Swimming Pool (Deep Pool and Child Pool), Separate Male/Female Restrooms, Changing Rooms, Shower Rooms, Reflective Ponds, Landscape & Garden, Games Room Broadband Internet, UBC (ready to plug-in), Wi-Fi (in lobby and pool area)
Construction start	:	December 2004
Construction Completion	:	December 2007



Championing REITs & Property Funds In Singapore & Asia — The CapitaLand Experience



UBS Global Real Estate Forum
November 2004

CapitaLand

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

Favourable Factors For Asian REITs & Property Funds

- **Economic stability**
- **Growing pool of provident funds – Asia's ageing population**
- **Low interest rate environment favouring high-yield investments**
- **Property market** – Improving transparency & recovery offer entry opportunities
- **Institutionalisation of Real Estate in Asia**
  - Movement away from 'opportunitistic' cycle in mature Asian markets to yields
  - Institutionalising real estate with dedicated investors (US & Dutch property funds)

CapitaLand

Overview of General Economy

BEST AVAILABLE COPY

- **Asia** : Remains the world's fastest growing region – an export-led recovery with good consumer confidence
- **US** : Strong expansion to end-2004; possible slowdown in 2005
- **Japan** : Broad recovery should continue to 2005
- **China** : Likely soft landing but still strong


CONGRESS PARTY



PHILIPPINE ECONOMY

CapitaLand

82-4507

Asia Growing Faster than Rest of the World



Forecast of GDP Growth
Real Change in GDP (%)
6
5
4
3
2
1
0
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Forecast
World
US
EU25 GDP Growth
Asia & Australasia

Source: EIU & CapitaLand Research

CapitaLand

Age, Affluence and Total GDP Profile of Asia



Age, Affluence and Total GDP Profile of Asia
[Circle size is relative share of Asia's total GDP]
Ratio of persons over 40 to person under 40 yrs
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
-5000
0
5000
10000
15000
20000
25000
30000
35000
40000
US$ GDP per capita
Japan
55% of Asia's total GDP
REITable Markets Quadrant
Taiwan
[3.6% of GDP]
Australia
[4.6% of GDP]
China
[15.6% of GDP]
Sth Korea
[5.9% of GDP]
Hong Kong
[2.0% of GDP]
Singapore [1.1% of GDP]
Thailand [1.6% of GDP]
Indonesia [2.1% of GDP]
Malaysia [1.1% of GDP]
India
[5.9% of GDP]
Vietnam [0.4% of GDP]
Philippines [0.9% of GDP]

Source: Asia Demographic & CapitaLand Research

CapitaLand

REITs Satisfy Requirement of an Ageing Population


Asia Demographic--Median Age of Asian Economies
45
40
35
30
25
20
15
42.3
39.4
36.3
36.2
33.7
33.7
31.8
30.5
26.1
24.9
24.4
23.8
22.1
27.7
36.0
38.7
Japan
Hong Kong
Australia
Singapore
South Korea
Taiwan
China
Thailand
Indonesia
Vietnam
India
Malaysia
Philippines
UAE
USA
UK
Asia's ageing population will require:
Higher proportion of return in the form of income not capital gain
Capital preservation
Low volatility of earnings
High transparency
Liquidity

Median age is the age that divides a population into two numerically equal groups, i.e.half of the people are younger than this age and half are older.

Source: CIA World Factbook 2004 & CapitaLand Research

CapitaLand

"Institutionalisation" of Real Estate in Asia

- **Asian Financial Crisis – Strategic inflection point in Asian real estate landscape**
  - Over building – collapse of demand and prices
  - Liquidity crunch
- **Consequences**
  - Shift from bank borrowings to capital market funding
  - Shift from capital gains to yield focus
  - Change in traditional model of asset heavy property developer
- **Growing depth & liquidity of public & private Real Estate Capital Market**
  - Securitisations, REITs, unrated and rated CMBS, funds, mezzanine debt, etc.

The Asia REIT Landscape



Asian Investment Grade Property
(US$ bn)
Taiwan 69
Singapore 83
South Korea 87
China 87
Australia 97
Hong Kong 129
Japan 750 =Total US$1.3tril
0 50 100 150 200

Source: UBS AG & CapitaLand Research

Markets with REITs

Markets with planned REITs

Markets with no planned REITs

CapitaLand

Asia-Pacific REIT Market – Existing

Country	REIT Mkt Cap (US$ bn)	No. of REITs	% of Equity Market	Approx. % of Real Estate
Japan	13.6	14	0.8	2.5
Singapore	3.0	4	2.0	2.2
Korea	0.5	7*	0.2	1.0
Malaysia	0.1	3**	0.1	0.9
Total Asia (Ex-Australia)	**17.2**			
Australia	50.8	30	8.4	45.4
Total Asia	**68.0**			
USA	229.9	150	1.5	12.3
Total Global	**297.9**			

* Corporate Restructuring REIT
** Property Trust Funds

Source: JP Morgan & CapitaLand Research

CapitaLand

Medium Term Outlook
- Investment Activities Expected To Strengthen

- Increasing capital into real estate from rich-old countries
- Improving transparency of real estate markets -- lower overall investment risk
- Increasing globalisation of real estate -- generate substantial capital flows into indirect property markets
- Increasing economic power of Asia-Pac -- attracting funds to Asia
- Easing regulatory barriers relating to foreign investment -- Seoul, Tokyo, Shanghai and Beijing expected to mature further, giving investors more choices
- Moving towards single ownership of assets in Asia
- Shifting paradigm from capital growth to yields

CapitaLand

Potential Growth of Asia's Investment Universe

Potential Growth in Direct Investment in Asia Pacific

120
100
80
60
40
20
0
Investment Volumes (US$ billion)
US$100 bil
≈ US$60 bil
Potential Growth of US$40 bil
US$21 bil
US & Europe
Asia Pacific

Source: Jones Lang LaSalle & CapitaLand Research


CapitaLand

Traditional Model: One size fits all

Business & Assets

Financed by

Debt

Equity

CapitaLand

Now: Stratification of Capital



Assets
Financed by
Low Risk
High Risk
The appropriate return, for the desired risk.
Senior Debt
Subordinated Debt
Mezzanine
Junior
Preference Shares
Convertibles
Equity

CapitaLand

CapitaLand's Model



① Origination
② Structuring
③ Underwriting
④ Distribution
Real Estate Risk Assets
Jellicoe
Waterina
Funan / Lot 1
Raffles City
Capital Tower
George Street
Vehicles/ Satellites/ Structures
CRL
Aragorn
CMT / CRS
Tincel
CCT
Funds/SPVs
CapitaLand
Know How
Value Added
$$
RE RISK & RETURN
CAPITAL $$$
Buyers/ Investors
Debt
CMBS
Mezz/Sub
etc.
R-Units
Equity
DIRECT RE Assets
FINANCIAL RE Assets
CapitaLand

CapitaLand Group Structure



CapitaLand
Real Estate
Hospitality
Financial Svcs
Residential
Retail
Commercial & Integrated Dev't
Property Management
Hotels
Serviced Residences
Financial
100%
CapitaLand Residential
55%*
AUSTRALAND
100%
CapitaLand Retail
39%*
CapitaMall Trust
100%
CapitaLand Commercial
40%*
CapitaCommercial Trust
100%
PREMAS INTERNATIONAL
60%*
Raffles HOLDINGS
69%*
THE ASCOTT GROUP
100%
CapitaLand Financial

*Listed Subsidiaries

9M Sep 04 Assets: $15.7b



7%
39%
13%
12%
29%

9M Sep 04 Revenue: $2,578m



3%
20%
6%
59%
11%
1%

9M Sep 04 EBIT: S$572m



12%
8%
1%
26%
49%
4%

■ Commercial ■ Residential ■ Ascott ■ Raffles ■ Premas & Others ■ Financial

CapitaLand

Developed REIT Markets

Australia

- Most developed REIT market in the Asia-Pacific region with **43** REITs listed to date worth **US$50.8 billion**

Japan

- **14** REITs listed to date – market cap of **US$260 million** in Sep 2001 is now worth **US$15.6 billion** (increase by 60 times in three years), **0.8%** of TSE market cap

Singapore

- First Asian cross-border REIT—Fortune REIT
- **4** REITs listed to date worth **US$3.0 billion** (**2%** of SGX market cap)

South Korea

- Currently **7** listed CR-REITs which have a limited life-span, market cap **US$ 267 million** at Nov 2004, less than **0.1%** of KSE market cap
- No conventional REITs exist

Malaysia

- Likely expansion of REIT market following improvement in existing REIT legislation in Budget 2005

CapitaLand

Nascent REIT Markets

Hong Kong

- HK REIT code issued by SFC[1] in July 2003
- HKHA[2] to divest properties via **Link** REIT[3]**(US$2.5b)**—IPO scheduled end-2004

China

- Unit trust structure currently prevents REITs
- Potential list PRC REIT on either Singapore or Hong Kong stock exchanges (when allowed)

Taiwan

- Real Estate Securitization Law (RESL) issued in July 2003
- Fubon REIT announced in Aug 2004 (US$ 171 mil, office & resi properties)

India

- Finalizing framework for Real Estate Mutual Funds

Philippines

- No specific REIT legislation exists but regulators reviewing

Indonesia

- Considering setting up REITs

Thailand

- Guidelines in place for REITs/Property Fund for public offering
- Legislation allows for tax transparency for REITs

Notes:

1. SFC: The Securities and Futures Commission of Hong Kong
2. HKHA: Hong Kong Housing Authority
3. CapitaLand will invest US$180 million in the Link REIT and will be manager of the REIT

CapitaLand



REITs & Property Funds

CapitaLand Experience



CapitaLand

Factors driving growth of S-REIT

- CapitaLand pioneered the first REIT, CapitaMall Trust, in S'pore. Asian financial crisis & property market downturn presented opportunities
- Market pressure for consolidation and restructuring of real estate corporations to better manage their balance sheet and divest non-core assets
- Growing pool of provident fund (result of ageing population) in S'pore searching for high-yielding and relatively safe "bond-like" investments
- Low interest rate environment and dearth of attractive alternative fixed income securities favouring high-yield REITs
- Shift of return focus on yields and cashflow rather than capital appreciation.
- Yield requirement to decline along with lower perceived risk as investors gain better understanding of the product

CapitaMall Trust (CMT)

CapitaMall Trust

1st listed REIT in S'pore

Asset Size : S$2bn

NLA : 2.2mn sq ft

Assets in Singapore
- Tampines Mall
- Junction 8
- Funan The IT Mall
- IMM Building
- Plaza Singapura


Tampines Mall
Junction 8


Plaza Singapura


Funan The IT Mall
IMM Building

CapitaLand

Using Structure to Overcome Regulatory Constraints

	Guideline	CMT Structural Remedy
• Management	External	Use external mgt structure to leverage yield
• Gearing	25%	Funding for capex back-stopped by sponsor
• Payout	100%	Provide 2-year distribution projection
• Tax transparency	No	Granted with provision of tax indemnity
• Growth	-	Explicit asset enhancement plan
• AUT status	No	Granted

CapitaLand

Declining Distribution Yields

Distribution Yields of S-REITs

	@ IPO	Current (11 Oct 2004)
CMT	7.02%	5.65%
CCT	4.81%	4.62%
A-REIT	8.00%	5.68%
Fortune REIT	6.50%	5.08%

Average yield compression of 130 basis points since IPO


CapitaLand

Yield Spread Compression



Distribution Yield Spreads of S-REITs
6%
5%
4%
3%
2%
1%
0%
3.30%
2.32%
1.71%
1.29%
5.11%
2.35%
3.44%
1.75%
CMT
CCT
A-Reit
Fortune
@ IPO
Current (11 Oct 2004)

Spreads over 10YGB narrowed to 190 basis point

CapitaLand

S-REITs Price Performance

	CMT	A-REIT	Fortune	CCT
IPO Price	SGD 0.96	SGD 0.88	HKD 4.75	SGD 1.00*
Price at 3/11/2004	SGD 1.70	SGD 1.64	HKD 5.95	SGD 1.28
Price Return	77.1%	86.4%	25.3%	28.0%

Price Index (rebased at IPO price)
190
180
170
160
150
140
130
120
110
100
90
80
70
CMT IPO 17/07/2002
A-REIT IPO 19/11/2002
Fortune IPO 12/08/2003
CCT IPO 11/05/2004
17/07/02 06/08/02 26/08/02 15/09/02 05/10/02 25/10/02 14/11/02 04/12/02 24/12/02 13/01/03 02/02/03 22/02/03 14/03/03 03/04/03 23/04/03 13/05/03 02/06/03 22/06/03 12/07/03 01/08/03 21/08/03 10/09/03 30/09/03 20/10/03 09/11/03 29/11/03 19/12/03 08/01/04 28/01/04 17/02/04 08/03/04 28/03/04 17/04/04 07/05/04 27/05/04 16/06/04 06/07/04 26/07/04 15/08/04 04/09/04 24/09/04 14/10/04 03/11/04
— CMT(CapitaMall Trust)
— A-REIT(Ascendas REIT)
— Fortune-REIT
— CCT(CapitaCommercial Trust)

Source: Bloomberg & CapitaLand Research

*Units in CapitaCommercial Trust (CCT) were distributed to CapitaLand shareholders at five CAPL shares per unit instead of IPO


CapitaLand

CapitaLand's Local Sponsored Funds

- **CapitaLand leading the game by sponsoring a series of regional property funds**
  - **CapitaLand China Residential Fund (CCRF)**
    - Private equity fund with asset size US$ 61 mil
    - Invest primarily in residential development projects in PRC, focusing on mid to high-end residential segment in Shanghai and Beijing
  - **CapitalRetail Singapore Fund (Sep 2003)**
    - Private equity fund with asset size US$ 298 mil
    - Holding Lot 1 Shoppers' Mall, Rivervale Mall and Bukit Panjang Plaza

Local Sponsored Funds

- **CapitaRetail Japan Fund (Dec 2003)**
  - Private equity fund with asset size US$ 600—1,000 mil (target)
  - Investing in retail assets located in key cities in Japan
- **Eureka Office Fund (Jan 2002)**
  - Singapore's first wholesale property fund, asset size US$ 476 mil
  - A 50-50 JV with ERGO Insurance Group (Germany)
  - Comprises three office properties—Temasek Tower, Pidemco Centre (One George Street) and The Adelphi
- **The IP Property Fund Asia (IPPFA)**
  - A US$ 239 mil private opportunistic property fund (JV with ING Real Estate) focusing on Hong Kong and South East Asia Countries
  - Investing in a diversified portfolio of office, retail, residential and industrial properties

CapitaLand

Increase Fee Based Income

- **Growing portfolio through funds and REITs**

Existing Funds / REITs	Year	Fund/Asset Size
IP Fund (JV with ING Real Estate)	1998	US$239m
Eureka Office Fund (JV with Ergo)	2001	S$875m
Tincel Securitisation (Retail)	2001	US$131m
CapitaMall Trust	2002	S$2,100m
CapitaLand China Residential Fund	2003	US$61m
CapitaRetail Japan Fund	2003	US$600-1,000m (target)
CapitaRetail Singapore	2003	S$500m
CapitaCommercial Trust	2004	S$2,000m

AUM Rise from S$3 billion (Dec 03) to S$6 billion

CapitaLand

Increase Fee Based Income

- **Targeting New Investments:**
  - Singapore commercial office sector
  - Retail funds
  - Direct investment opportunities
  - Country funds, eg. S'pore, Thailand, China, HK and UK
- **Grow existing funds/REITs:**
  - Target one acquisition per year

Target Growth in AUM to S$13 billion

Property Funds in Singapore

- Retail sector, especially suburban retail malls, still the crown jewel
- Potential buying opportunities amid financial institution's effort to divest non-core assets
- Competition among property funds for limited local property investment opportunities
- Foothold of a number of regional property funds

Overview of Property Funds in Asia



CapitaLand

Overview of Property Funds in China

- Residential projects in gateway cities being main focus
- JV with strong local players essential for success
- Most funds are still "opportunistic" in nature
- Increasingly active amid credit tightening
- Disposal of NPLs by SOEs offering new opportunities
- Domestic developers eager to explore new channels of financing amid credit tightening since Aug 2003, property funds is one alternative being considered and actively discussed

CapitaLand

...and this Prompts CBRC to Issue *Property Trust Rules*

- **CBRC** (China Banking Regulatory Commission) issued the draft of ***Property Trust Rules*** on **Oct 18th 2004**
- **Purpose of the rules:** Protect the rights of trust investors and promote the stable development of the property trust industry*
- **Salient Features:**
  - Only invest in **China domestic real estate sector**
  - **Not a listing structure** like REIT—private equity in nature
  - The limit of 200 maximum contract is lifted**
  - Minimum amount of each trust contract:
    - **RMB 1 mil** for **individual** investors
    - **RMB 5 mil** for **institutional** investors
  - The missing part:
    - **NO Tax Transparency**
    - **NO Distribution Requirement**

* There are a number of fraud and cheating cases in the promotion and selling of trust products in China in recent years, such as the DeLong case

** Subject to the approval from CBRC

CapitaLand

China REITs:
-- Potential and Challenges

Potential	Challenges
❑ Significant amount of untapped real estate in gateway cities for securitization	❑ Inadequate regulatory framework for REITs
❑ Huge potential demand for REITs product (bank deposit, insurance and pension funds)	❑ High corporate tax (33%) caps distribution yield
❑ Credit tightening—developers explore new financing channels offering entry opportunity	❑ Foreign exchange control—barriers to cross-border REITs
❑ Retail property – the best REITable sector	❑ Local investors lack of long-term investment mindset
	❑ Lack of transparency in local property market

CapitaLand's China REITs Strategy:

- Structure private fund with retail properties with a view to eventually list in China as a public REIT

CapitaLand

Property Funds in Malaysia

- **Limited activities by international property funds so far despite favourable regulatory framework in place, strong demand from institution investors and sound fundamentals**
- **GIC RE's JB City Square Purchase**
  - May 2004, GIC Real Estate acquired 70% stake (valued at US$ 270 mil) in Johor Bahru City Square
  - A mixed development of retail and residential project
- **Potential Players**
  - CapitaLand
  - Khazanah (1.3 bil ringgit property portfolio)
  - Maybank
  - PNB (Permodalan Nasional Berhad)
  - UDA (Developer, 3 bil ringgit property portfolio)

Improved Outlook – M'sia Poised For Revitalization

- **Favorable Economic & Political Outlook**
  - Bullish property market and availability of good assets
  - Potential for currency gains
- **Catching up with Singapore**
  - Singapore has already launched 4 REITs and are doing very well
  - Pressure of property owners to monetise assets
- **Revised Regulatory Framework**
  - Nov. 2002, Revised **gearing** to 30% (from 10% of NAV)
  - Sep. 2003, **Real property gains tax** and **stamp duty** waived in Budget 2004
  - Sep. 2004, **Tax Transparency**--Tax exemption granted in Budget 2005 for income distributed to unit holders
  - Active lobbying by businesses for regulators to further relax and implement REIT-friendly regulations

CapitaLand

Potential Malaysia REITs Players

- **PNB (Permodalan Nasional Berhad)**
  - Ringgit 5.4 bil (S$ 2.3 bil) property portfolio
  - Office, serviced residence, industrial, mixed development
- **YTL Corporate Bhd** (Malaysia's leading integrated infrastructure conglomerates)
  - Planning a diversified REIT (retail & hospitality)
  - Ringgit 1.5 bil (S$664 mil) in assets, property yield 7-8%
- **UDA (developer)**
  - Ringgit 3 bil (S$ 1.3 bil) property portfolio
- **EPF (Employees Provident Fund) & KWAP (Pension Trust Fund) – Investors**
- **Institutions—Insurance Companies**
- **Increasing interest from foreign fund managers**
  - GRA (now Pricoa Real Estate Investor Asia, established by Prudential USA)
  - Mapletree Investment (Singapore)
  - American fund managers on logistic REIT
- **2005 Budget brings more foreign fund managers...**

CapitaLand

Malaysia REITs:
-- Potential and Challenges

Potential	Challenges
❑ Favorable REITs regulatory already in place ❑ Sound property market fundamentals ❑ Strong potential demand from institutions	❑ Competition among potential players for investment grade properties

CapitaLand's Malaysia REITs Strategy:

- Structure private fund to acquire retail properties
- List in Malaysia as a public REIT

CapitaLand

Property Funds in Japan—Hotting Up

- 13-year long economic slump--buying opportunities, especially in Tokyo
- Foreign funds are dominant players, spearheaded by US investment bankers
- Lack of local competition, but hotting up recently
- J-REITs as exit strategy
- Hotting up in 2004--pending asset impairment accounting standards in 2005
- The pie is big enough
  --July 2004, Ministry of Land estimates
  - Securitized real estate backing equity and debt is worth up to JPY 12,000 bil (US$ 110 bil),
  - J-REIT market worth JPY 1,300 bil (US$ 12 bil)

CapitaLand

Asian REITs now represent nearly US$16bn in market capitalisation

Market capitalisation of Asian REITs (excluding Australia, US$mm)



Japan
Singapore
Korea
Malaysia
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
Jan-02
Apr-02
Jul-02
Oct-02
Jan-03
Apr-03
Jul-03
Oct-03
Jan-04

Source: JP Morgan

Using Australian REIT market example in which over 45% of investment grade real estate is owned by REITs, the Asia ex. Japan REIT sector could potentially grow to hold US$250bn of Asian real estate

Thank You




AIG TOWER

For Immediate Release

AIG, CapitaLand and Lai Sun Celebrate AIG Tower Topping Out

Building will be the last to offer new office space in Hong Kong's prime business district for next two years

Hong Kong, December 9, 2004 – Leading international insurer, American International Group, Inc. (AIG); leading listed property group in Asia, CapitaLand Group (CapitaLand); and Hong Kong-listed property company, Lai Sun Development Company Limited (Lai Sun), today celebrated the topping out of AIG Tower.

The new Grade A prime commercial building in Central, Hong Kong will debut in the market in March 2005. It will be the last development to offer new office space in the heart of Hong Kong's prime business district for the next two years. Grade A office space vacancy is currently below 10 per cent.

AIG Tower is a joint venture project of affiliates of AIG, CapitaLand and Lai Sun. Senior executives of the three joint venture partners officiated at the ceremony. They were:

- Mr. Edmund Tse, Senior Vice Chairman, Life Insurance, AIG, and Chairman and Chief Executive Officer, American International Assurance Company, Limited
- Mr. Cesar C. Zalamea, Senior Vice President, Investments, AIG, and President and Chief Executive Officer, AIG Global Investment Corporation (Asia) Ltd.
- Dr. Richard Hu, Chairman, CapitaLand
- Mr. Liew Mun Leong, President and Chief Executive Officer, CapitaLand
- Mr. Peter Lam, President and Chairman, Lai Sun
- Mr. Julius Lau, Executive Director, Lai Sun

Mr. Edmund Tse said, "AIG companies have been operating in Asia for over 80 years and this site has special significance for us. It was the location of our first office in Hong


AIG TOWER

The building is owned and developed by Bayshore Development Group Limited; a consortium formed by affiliates of AIG, CapitaLand and Lai Sun, and is designed by international architects Skidmore, Owings & Merrill LLP (SOM), whose other projects include Jin Mao Tower in Shanghai, Sears Tower in Chicago, Canary Wharf in London, and the Hong Kong Convention and Exhibition Centre.

SOM's design of AIG Tower is inspired by two traditional icons of Hong Kong, namely the Chinese junk and the lantern. During the day, the Chinese junk image is represented by the high-rise profile of the building with its sail like form. This allusion also accounts for aspects of the design such as the detailing of the horizontal 'struts' on the curtain wall. At night, the lantern image dominates by inspiring a unique lighting concept captured in the curtain wall that gently illuminates the building and reinforces the transparency of its 'skin' like a lantern.

Vertical fins rise from the curtain wall base facing Murray Road that lead up to the roof where powerful searchlights will project beams of light into the night sky. The overall design stands as a new landmark and icon on Hong Kong's spectacular skyline.

CB Richard Ellis' Mr. Rob Blain, Chairman and Chief Executive Officer, Asia Pacific expects the strong leasing market witnessed in 2004 to continue. "This coupled with the limited supply coming on stream in Core Central strongly suggest a supply shortage in 2005. With the limited available Grade A stock in Central diminishing rapidly, we expect office rents will continue to trend upwards by a further 20% during 2005."

About AIG

American International Group, Inc. (AIG) is the world's leading international insurance and financial services organization, with operations in more than 130 countries and jurisdictions. AIG member companies serve commercial, institutional and individual customers through the most extensive worldwide property-casualty and life insurance


AIG TOWER

Issued on behalf of Bayshore Development Group Limited by Edelman Public Relations Worldwide (HK) Limited. For editorial information please contact:

Ms. JoAnn Soo
Director
Edelman PR, Hong Kong
Direct Tel: (852) 2837 4744
Fax: (852) 2804 1303
Email: jo.soo@edelman.com

Raffles HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (Regn. No. 199506093G)

Liquidation of associated companies

The Board of Directors of Raffles Holdings Limited (the "Company") wishes to announce that its following dormant indirect associated companies have been liquidated. Details of the said associated companies are appended below:-

1. Tower Apartments Pty Limited;
2. Tower Apartment Unit Trust; and
3. Tincel Treasury Ltd.

Tower Apartments Pty Limited ("TAPL"), the trust manager, was incorporated in Australia to manage Tower Apartment Unit Trust ("TAUT"), also incorporated in Australia, being the owner of the residential apartments in Sydney, Australia. Following sale of all the said residential apartments, TAPL and TAUT have since remained dormant.

Tincel Treasury Ltd was set up for the sole purpose of issuing Floating Rate Notes ("FRN"). With all outstanding balances under the FRN being fully settled in 2001, TTL has since remained dormant.

The above liquidations are not expected to have a material impact on earnings per share or the net tangible asset of the Raffles Holdings Limited Group for the financial year ending 31 December 2004.

By Order of the Board

Emily Chin
Company Secretary
9 December 2004

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITARETAIL CHINA INVESTMENTS PTE. LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:-

Name	:	CapitaRetail China Investments Pte. Ltd. ("CRCI")
Principal Activity	:	Investment holding
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$1 comprising 1 ordinary share of S$1

CRCI is a wholly-owned subsidiary of CapitaLand Retail China Pte. Ltd. (formerly known as Hill Street Centre Pte Ltd), itself a wholly-owned subsidiary of CapitaLand.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
10 December 2004

ASX ANNOUNCEMENT

14 December 2004

AUSTRALAND PROPERTY GROUP FINAL 2004 DIVIDEND / DISTRIBUTION

Australand Property Group announces that pursuant to Listing Rule 3.20 and Appendices 3A(1) and 6A(1):

- The final dividend / distribution for the year ending 31 December 2004 will be 4.5 cents per Australand Property Group stapled security. The breakdown between the dividend and distribution amounts, together with details of the franking and estimated tax deferred components will be announced on 31 January 2005.

- The Record Date for determining the entitlement to the final dividend / distribution will be 5.00pm Sydney time on Friday, 31 December 2004.

- Australand Property Group stapled securities will be quoted ex-distribution on Thursday, 23 December 2004.

- Australand Property Group's financial results for the year ending 31 December 2004 and the final dividend and distribution amounts will be announced on Monday, 31 January 2005.

- The final dividend / distribution for the year ending 31 December 2004 will be paid on Wednesday 2 February 2005.

- The Australand Property Group Distribution Reinvestment Plan ("**DRP**") will operate for the final dividend / distribution for the year ending 31 December 2004.

- Securities issued under the DRP will be issued at a discount of 2.5% to the weighted average of all sales of Australand Property Group stapled securities recorded on the Australian Stock Exchange during the five trading days immediately following the Record Date. The DRP price will be announced on Tuesday, 11 January 2005.

- Accordingly, stapled security holders who wish to participate in the DRP for the first time or who wish to vary their participation in the DRP, will need to have lodged their DRP Election Forms by 5.00pm Sydney time on Friday, 31 December 2004.

- Australand Property Group has entered into an underwriting agreement with Goldman Sachs JBWere to underwrite the DRP for the final 2004 dividend / distribution. The underwriting agreement may be terminated by Australand Property Group at any time prior to 5.00pm on Monday, 10 January 2005, or by the underwriter in certain limited circumstances.

For further information, please contact:

David Craig
Chief Financial Officer
Tel: +61 2 9767 2041
Email: dcraig@australand.com.au

Michael Newsom
General Counsel
Tel: +61 2 9767 2177
Email: mnewsom@australand.com.au

RECEIVED

2005 JAN 25 A 10: 21

CAPITALAND LIMITED (REGN. NO.: 198900036N)

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PT. CAPITALAND PROPERTY SERVICES
– COMPANY IN MEMBERS' VOLUNTARY LIQUIDATION

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, PT. CapitaLand Property Services ("PT. CPS"), a company incorporated under the laws of the Republic of Indonesia, has been placed under members' voluntary liquidation.

The voluntary liquidation of PT. CPS does not have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the current financial year ending 31 December 2004.

By Order of the Board

Tan Wah Nam
Company Secretary
17 December 2004

Raffles
HOLDINGS
A Member of CapitaLand

RAFFLES HOLDINGS LIMITED (Regn. No. 199506093G)

Clarification – Article in The New Paper dated 17 December 2004

We refer to the article in The New Paper (17 December 2004) titled "Raffles Hotel, Raffles City. Next Raffles Casino?"

The article is speculative and we wish to clarify.

Raffles Holdings Limited periodically reserves names related to its corporate brand. This is in order to protect our brand equity and as a defensive measure to prevent others from using it in the hospitality and related industries. The registration of Raffles Casino and Raffles Gaming should hence be viewed from that perspective.

By Order of the Board

Emily Chin
Company Secretary
17 December 2004

Miscellaneous

* Asterisks denote mandatory information

>> Explanatory Notes

Please use this template for any miscellaneous announcements.

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Tan Wah Nam
Designation *	Company Secretary
Date & Time of Broadcast	
Announcement No.	

The Price Sensitivity and Contact Number information will not be published.

Price Sensitivity *	No
Contact Number *	68233288

>> Announcement Details

The details of the announcement start here ...

Announcement Title * : Announcement relating to The Link REIT

Description

CapitaLand continues to be committed as a strategic partner and as a cornerstone investor for The Link REIT. It will work together with the parties concerned with regard, to all future initiatives to list The Link REIT.

The fact that The Link REIT listing did not proceed on 20 December 2004 is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand group for its current financial year ending 31 December 2004.

Attachments:

Total size = **0**
(2048K size limit recommended)

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CAPITALAND LIMITED
(Company registration no. 198900036N)

ANNOUNCEMENT

ENTRY INTO JOINT VENTURE WITH SHENZHEN INTERNATIONAL TRUST & INVESTMENT CO., LTD TO ACQUIRE AND MANAGE A PIPELINE OF RETAIL MALLS IN VARIOUS PARTS OF CHINA

---

1. Entry into Joint Venture

The Board of Directors of CapitaLand Limited (the "**Company**") is pleased to announce that its indirect wholly-owned subsidiary, CapitaRetail China Investments Pte. Ltd. ("**CapitaRetail China**"), has today entered into a co-operative agreement (the "**Co-operative Agreement**") with Shenzhen International Trust & Investment Co., Ltd (深圳国际信托投资有限责任公司) ("**SZITIC**") in respect of:

(i) a joint investment in a pipeline of project companies (the "**Project Companies**") which are directly and/or indirectly partially owned by SZITIC. These Project Companies will develop and hold retail malls to be anchored by the Wal-Mart chain of Supercenters (the "**Retail Malls**") in various parts of China; and

(ii) a joint venture retail management company (the "**Retail Management Company**") to provide, *inter alia*, marketing and retail management services to the Project Companies that will be jointly owned by CapitaRetail China and SZITIC, in respect of the Retail Malls held by such Project Companies.

In conjunction with the Co-operative Agreement, CapitaRetail China has also entered into six sale and purchase agreements (the "**Sale and Purchase Agreements**") for the acquisition of a 51% equity stake in the first batch of six Project Companies (the "**Initial Project Companies**") as well as six corresponding equity joint venture agreements (the "**EJV Agreements**") to govern the operations and management of the Initial Project Companies.

2. Principal Terms of the Co-operative Agreement, the Sale and Purchase Agreements and the EJV Agreements

2.1 Co-operative Agreement

The principal terms of the Co-operative Agreement are set forth below:

2.1.1 Acquisition of the Project Companies

Subject to, *inter alia*, CapitaRetail China being satisfied with the results of its due diligence investigations and agreement on the terms of the relevant sale and purchase agreements, CapitaRetail China has agreed to acquire 51% of the shares in each of the identified Project Companies while SZITIC, through its subsidiary, SZITIC Commercial Investment Co., Ltd (深圳市深国投商业投资有限公司) ("**SZITIC**

Investment"), will hold the balance 49% of the shares in the identified Project Companies. Each such acquisition will be on the terms, and subject to the conditions, of the relevant sale and purchase agreement.

The parties to the Co-operative Agreement have also agreed that, following CapitaRetail China's acquisition of its 51% equity stake in the Initial Project Companies, 14 other Project Companies which have been identified for joint investment by the parties will be acquired within a year from the date of the Co-operative Agreement (subject to, *inter alia*, CapitaRetail China being satisfied with the results of its due diligence investigations and agreement on the terms of the relevant sale and purchase agreements).

2.1.2 Retail Management Company

CapitaRetail China and SZITIC have also agreed to jointly establish the Retail Management Company, in which CapitaRetail will hold a 51% equity stake and SZITIC will hold the balance 49%.

The Chairman of the board of directors and the Chief Executive Officer/General Manager of the Retail Management Company will be appointed by CapitaRetail China.

The principal activity of the Retail Management Company will be to provide, *inter alia*, marketing and retail management services to the Project Companies that will be jointly owned by CapitaRetail China and SZITIC, in respect of the Retail Malls held by such Project Companies.

2.1.3 Right of First Refusal

In addition to the Retail Malls held or to be held by the Project Companies which have been identified under the Co-operative Agreement, SZITIC has also granted CapitaRetail China the first right to acquire a stake in more than half of the Retail Malls that SZITIC may propose to develop after 1 January 2005.

2.2 Sale and Purchase Agreements

The aggregate cost of CapitaRetail China's investment in the Initial Project Companies is RMB983.88 million (approximately S$195.99 million), subject to adjustment in certain specified situations. This amount comprises the purchase prices of the shares to be acquired by CapitaRetail China in each of the Initial Project Companies, the loans which CapitaRetail China will be making to each of the Initial Project Companies as a shareholder thereof and CapitaRetail China's proportionate contribution to outstanding progress payments on the construction of the relevant Retail Malls. The Sale and Purchase Agreements are substantially identical in form and further details of certain principal terms thereof are set out in Appendix 1 to this Announcement.

2.3 EJV Agreements

The EJV Agreements are substantially identical in form and they set out the agreement between CapitaRetail China and SZITIC Investment for the operations and management of the Initial Project Companies, including in relation to matters such as payment of dividends

by the Initial Project Companies, business development plans and asset enhancement plans.

The EJV Agreements provide that the board of directors of the Initial Project Companies will comprise six directors, with three (including the chairman) appointed by CapitaRetail China and another three appointed by SZITIC Investment.

3. Certain Information on the Initial Project Companies

The Initial Project Companies own Retail Malls under development and which are targeted to open between mid-2005 and early-2006. The gross floor area of these Retail Malls range from approximately 40,000 sq m to 70,000 sq m.

4. Rationale for the Transaction

The Company believes that this joint venture transaction will bring about the following benefits:

(i) The Company has a strong track record and extensive experience in the investment, development and management of retail malls in Asia, including China. The entry into this joint venture will enable the Company to leverage on its capabilities and resources to further grow its business in the Chinese retail property market.

(ii) Some of these Retail Malls are located in provincial cities with strong growth potential. The Company believes that these cities have high demand for good quality retail malls that cater to the shopping needs of the local mass markets.

(iii) The Retail Malls will benefit from being anchored by the Wal-Mart chain of Supercenters. Wal-Mart is the world's largest retailer and has been established in China since 1996.

(iv) CapitaRetail China's first right to acquire a stake in more than half of the Retail Malls that SZITIC may propose to develop after 1 January 2005 gives the Company the potential to continuously grow the scale and reach of its business across China in the future.

(v) The joint venture transaction also provides an opportunity for the Company to establish and list a property fund or some other form of investment vehicle with a portfolio comprising, *inter alia*, the Retail Malls.

5. Method of Financing and Financial Effects of the Acquisitions

5.1 CapitaRetail China's acquisition of a 51% equity stake in each of the Initial Project Companies will be funded in cash from the Company's internal resources. Such cash outlays may in the future be refinanced with external borrowings or other sources of funds.

5.2 The acquisitions will not have a material impact on the earnings per share or the net tangible assets per share of the CapitaLand Group for the financial year ending 31 December 2004.

6. Interests of Directors and Controlling Shareholders

None of the Directors or controlling shareholders of the Company has any interest, direct or indirect, in the transactions described in this Announcement.

7. Documents Available for Inspection

Copies of the Co-operative Agreement, the Sale and Purchase Agreements, and the EJV Agreements are available for inspection during normal business hours at the registered office of the Company at 168 Robinson Road, #30-01 Capital Tower, Singapore 068912 for a period of 3 months commencing from the date of this Announcement.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
23 December 2004

Appendix 1

Certain Principal Terms of the Sale And Purchase Agreements

1. Purchase of Shares in the Project Companies

CapitaRetail China will acquire 51% of the shares in the Initial Project Companies from SZITIC Commercial Property Co., Ltd (深圳国投商用置业发展有限公司) ("**SZITIC Commercial**"), an associated company of SZITIC.

2. Consideration

The purchase prices of the relevant shares in the Initial Project Companies are payable in cash by CapitaRetail China to SZITIC Commercial within five business days of the satisfaction or deemed satisfaction of the relevant conditions precedent and, in any case, by no later than 5 February 2005, subject to a subsequent adjustment based on certain specified formulae.

3. Certain Conditions Precedent

The completion of the sale and purchase of the relevant shares in each of the Initial Project Companies is subject to, *inter alia*, the fulfilment of the following conditions precedent:

(a) the grant of the necessary approvals by the relevant Chinese authorities for the transfer of the relevant shares in the Initial Project Companies from SZITIC Commercial to CapitaRetail China;

(b) the passing of the necessary resolutions by the board of directors of the Initial Project Companies and the ordinary shareholders of the Initial Project Companies, approving the sale of the relevant shares to CapitaRetail China;

(c) the land or the development being free from any encumbrances (other than such encumbrances are as disclosed in the relevant Sale and Purchase Agreement); and

(d) CapitaRetail China being satisfied with the results of its due diligence investigations.



For Immediate Release
23 December 2004

CapitaLand signs JV to acquire and manage retail malls anchored by Wal-Mart in China

Poised to establish a new China retail property fund with listing potential

Singapore, 23 December 2004 – CapitaLand Limited's indirect wholly-owned subsidiary, CapitaRetail China Investments Pte Ltd ("CapitaRetail China"), will sign today a Co-operative Agreement (the "Agreement") with Shenzhen International Trust & Investment Co., Ltd (深圳国际信托投资有限责任公司) ("SZITIC"), a Chinese state-owned trust and investment firm, to enter into two joint venture arrangements to acquire and manage a portfolio of retail malls in China. SZITIC owns a 35% share in Wal-Mart operations in parts of China which currently comprises 38 outlets in 18 cities. On the longer term, CapitaLand envisages that these properties could form the portfolio for a China retail property fund with listing potential.

The first aspect of the joint venture arrangements involves a joint investment in a portfolio of project companies to develop and hold retail malls, which will be anchored by the Wal-Mart chain of Supercenters. In conjunction with the Agreement, CapitaRetail China has entered into six sale and purchase agreements for the acquisition of a 51% equity stake in the first batch of six project companies ("Initial Project Companies"), as well as six corresponding equity joint venture agreements ("EJV Agreements") to govern the operations and management of the Initial Project Companies. SZITIC's subsidiary will hold the remainder 49%. The aggregate investment cost of CapitaRetail China's 51% equity stake in the Initial Project Companies is RMB983.88 million (approximately S$195.99 million).

In addition, the Agreement provides for the acquisition, within a year, of 14 other project companies, which are or will be developing retail malls, comprising an estimated total gross floor area of 700,000 sq m, subject to entering into sale and purchase agreements for each project company. CapitaRetail China is also granted the first right to acquire a majority of the retail malls to be anchored by Wal-Mart which SZITIC may propose to develop after 1 January 2005. Wal-Mart has a committed long-term strategy for China, targeting to open 20-30 new Supercenters in the next few years.

The second aspect of the joint venture arrangements relates to forming a retail management company to provide marketing and retail management services to these project companies responsible for the respective retail malls held by such project companies. CapitaRetail will hold a 51% equity stake and SZITIC will hold the balance 49% in the retail management company.

The six sale and purchase agreements entered into by CapitaRetail China relate to the Initial Project Companies' retail malls that are being developed in provincial cities in China which have strong growth potential. The retail malls, which will cater to the basic shopping needs of the local mass markets, will each have a gross floor area of between 40,000 sq m and 70,000 sq m. The malls will progressively become operational from mid-2005 to early-2006. Upon commencement of operations, these malls are targeted to generate a property yield in excess of 9%.

Mr Li Nan Feng, Chairman of SZITIC, said, "We are delighted to partner CapitaLand in the joint venture to invest and manage a portfolio of retail malls across China. CapitaLand Group has an established presence, as well as a successful track record in retail mall development and the management of shopping malls in China and other parts of Asia. In addition, the CapitaLand Group will also bring to the partnership its strong real estate financial skillsets, and its ability to put together efficient capital structures to support the growth of this portfolio of assets."

Mr Liew Mun Leong, President & CEO of CapitaLand Group, said, "We are excited by the prospect of owning and managing a sizeable portfolio of retail malls, anchored by Wal-Mart, the largest retailer in the world. Our unique combined expertise in real estate and financial skillsets allows us to customise a solution according to our partner's needs. This joint venture creates an opportunity to own and manage a portfolio of retail malls offering a stable stream of income, growth potential, and a continuous pipeline for acquisition of future assets. Moreover, it provides an opportunity for us to create property funds or securitisation instruments which meet the increasing demand of retail and institutional investors for such financial products. Looking ahead, the properties could form the portfolio of a China retail property fund which has listing potential."

Added Mr Pua Seck Guan, CEO of CapitaLand Retail Limited, "With this joint venture, CapitaLand will further expand into China's fast growing retail property market and gain access to quality assets in the relatively untapped provincial cities. It will also pave the way for CapitaLand to bring Singapore retailers and home-grown brand names to the fast growing retail market in these cities. We will bring our experience from managing retail properties in Asia to these retail malls, creating a vibrant retail mix and enhanced experience for shoppers."

Over the past few years, CapitaLand has been active in the property fund business. With this joint venture, CapitaLand is well on its way to more than doubling its assets under management to S$13 billion in the next three years, up from the current S$6 billion. To date, CapitaLand Group's two REITs, CapitaMall Trust, the first listed REIT in Singapore, and CapitaCommercial Trust, have consistently outperformed market expectations. The Group has also set up private property retail funds such as CapitaRetail Singapore, which holds three Singapore shopping malls under a securitisation structure, and CapitaRetail Japan, which invests in income producing retail properties in Japan. With its established track record, the Group sees opportunities to expand its property funds and REITs in the retail, residential and office sectors in Singapore, Malaysia, Thailand, Hong Kong, China and Japan.

In China, the Group has also been active in the property and hospitality sectors. Its indirect wholly-owned subsidiary, CapitaLand China has, since 1994, developed premier homes and quality commercial properties in the country, with a total project value of over RMB12 billion. CapitaLand was proud to be accorded the coveted "Wholly Foreign-Owned Enterprise" investment status, by the Chinese government in 2002.

About CapitaLand Group

CapitaLand is one of the largest listed property companies in Asia. Headquartered in Singapore, the multinational company's core businesses in property, hospitality, property services and real estate financial services are focused in key cities in Asia, Australia, Europe and the Americas.

The company's property and hospitality portfolio spans 79 cities in 26 countries. CapitaLand also leverages on its significant real estate asset base and market knowledge to develop fee-based products and services in Singapore and the region. The Group manages over 35 malls in the Asia Pacific including two in Japan, and the rest in Singapore, China, Malaysia and Indonesia.

The listed subsidiaries and associates of CapitaLand include Raffles Holdings, The Ascott Group, CapitaMall Trust, CapitaCommercial Trust and Australand Property Group, which is listed both in Singapore and Australia.

Issued by CapitaLand Limited

23 December 2004

For media enquiries, please contact:
Julie Ong
DID: +65 68233541; Mobile: +65 97340122
Email: julie.ong@capitaland.com.sg

For analyst enquiries, please contact:
Harold Woo
DID: +65 68233210
Email: harold.woo@capitaland.com.sg

Signing Ceremony for a Co-Operative Agreement between

CAPITALAND & SZITIC

签合作框架协议仪式
嘉德置地有限公司与深圳国际信托投资有限责任公司

CapitaLand



深圳國際信托投資有限責任公司
Shenzhen International Trust & Investment Co.,Ltd.

23 December 2004

CO-OPERATIVE AGREEMENT

CapitaRetail China Investments Pte Ltd[1]
("CapitaRetail China"), and
Shenzhen International Trust & Investment Co., Ltd
(深圳国际信托投资有限责任公司) ("SZITIC")

I. **Investment in a pipeline of Project Companies[2] to develop and hold Retail Malls in China anchored by Wal-Mart Supercenters, and**

II. **Retail management company to manage these Retail Malls**

CapitaRetail China 51% : SZITIC 49% for both JVs

[1] Indirect wholly-owned subsidiary of CapitaLand Limited
[2] directly or indirectly partially-owned by SZITIC

PROFILE OF SZITIC

- Non-bank financial institution directly affiliated to Shenzhen government
- Established in 1982
- Main businesses:
  - Investment
  - Trust
  - Asset management
  - Financing
  - Property development and management
- As at end 2003: total assets Rmb4.1 billion, net assets Rmb1.9 billion
- 35% share in a JV[1] with Wal-Mart that operates 38 stores in China



深圳國際信托投資有限責任公司
Shenzhen International Trust & Investment Co.,Ltd.

[1] Wal-Mart SZITIC Store Co., Ltd

PROFILE OF SZITIC (cont'd)

- **SZITIC sources for sites and provides real estate for Wal-Mart**
- **Has so far developed 6 centres for Wal-Mart in Shenzhen (4), Beijing and Fuzhou**


WAL★MART
WAL★MART

Integrated Wal-Mart Supercentre and condominium complex in Hujing, Shenzhen


SAM'S

Sam's Club, Shenzhen

PROFILE OF WAL-MART


WAL★MART

- World's largest retailer
- Global sales of US$256.3 billion in 2003
- Topped Fortune Global 500 from 2001-2003
- Over 5,500 stores in 10 countries
- First China store opened in Shenzhen in 1996
- Currently more than 40 stores in China


CANADA
UNITED STATES
MEXICO
PUERTO RICO
BRAZIL
ARGENTINA
UNITED KINGDOM
CHINA
KOREA



PARTNERSHIP SCHEME

- Two-tier alignment of interest between CapitaLand and SZITIC
- Synergy in capabilities, experience and resources



CapitaLand
深圳國際信托投資有限責任公司
Shenzhen International Trust & Investment Co.,Ltd.
51%
49%
Project Co.
Retail Mall
retail management and
marketing services
CapitaLand
深圳國際信托投資有限責任公司
Shenzhen International Trust & Investment Co.,Ltd.
51%
49%
Retail Management Co.

INVESTMENT PIPELINE

Initial Batch of 6 Projects

- Opening between mid-2005 to early-2006
- GFA approximately 40,000-70,000 sqm each
- CapitaRetail China investment = Rmb983.88 million (S$195.99 million)

14 Other Identified Projects

- Joint investment by end-2005, subject to definitive agreements
- Estimated 700,000 sq m GFA

Future Pipeline

- CapitaLand has First Right to acquire a majority of projects initiated by SZITIC after 1 Jan 2005

BENEFITS OF THE PARTNERSHIP

1. **Allows CapitaLand to expand retail property business in China by leveraging on:**
   i. Strong track record and experience in the development, investment and management of retail properties in Asia
   ii. Local knowledge and capabilities of SZITIC
2. **Access to provincial cities with strong growth potential and high demand for quality retail malls catering to basic necessities shopping**
3. **Assets anchored by world's largest retailer Wal-Mart**
   i. Successful operations in China since 1996
   ii. Stringent site-selection process
4. **Sizeable pipeline of projects allows continuous expansion of business scale**
5. **Opportunity to set up listed fund or other investment vehicles to meet investors' interests in China**

ADDITIONAL INFORMATION

- Investment in initial batch of 6 Retail Malls to be funded by CapitaLand's internal cash resources
- May be refinanced with external borrowings or other sources of funds in future
- Acquisitions will not have material impact on CapitaLand Group's EPS and NTA per share for financial year ending 31 Dec 2004

CapitaLand

THANK YOU

THE ASCOTT GROUP LIMITED

ANNOUNCEMENT

ACQUISITION OF ADDITIONAL 10% EQUITY INTEREST IN SATHORN SUPSIN COMPANY LIMITED

On 27 June 2003, the Board of Directors of the Company announced that a restructuring of the shareholding of Sathorn Supsin Company Limited ("SSC") would be undertaken. SSC is an associate company of Siam Holdings Limited ("SHL"), an indirect wholly owned subsidiary of the Company. The other shareholders of SSC are Golden Land Property Development Public Company Limited ("Golden Land"), Merit Holdings (1989) Limited ("Merit") and 4 Thai nationals. Pursuant to the restructuring, Merit would reduce its shareholding in SSC from 19% to 5%. SHL's shareholding in SSC would thus be increased from 30% to 38% and GoldenLand's shareholding in SSC from 50.99% to 56.99%.

The Company now wishes to announce that, following Merit's agreement to sell its entire 19% interest (comprising 9,500,000 ordinary shares of THB10 each) in SSC to Golden Land and SHL for a total consideration of THB60,000,000 (equivalent to approximately SGD 2.5 million) , SHL's interest in SSC has increased from 30% to 40% via the acquisition (the "Purchase") of an additional 10% interest (comprising 5,000,000 ordinary shares of THB10 each) in SSC for THB31,578,947 (equivalent to approximately SGD1.3 million) (the "Consideration") from Merit. Golden Land's interest in SSC has increased from 50.99% to 59.99%. To fulfil regulatory requirements, the balance shareholding interest of approximately 0.01% in SSC is now held by 5 Thai nationals.

The completion of the Purchase took place today and the Consideration, arrived at on a willing buyer-willing seller basis, has been fully satisfied in cash.

Financial Effects

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the Ascott Group for the financial year ending 31 December 2004.

Interests of Director and Controlling Shareholders

None of the Directors or Controlling Shareholders of the Company has any interest, direct or indirect, in the above transaction.

By order of the Board
Keong Wen Hui
Asst. Company Secretary
23 December 2004

Note : An exchange rate of THB1 : SGD 0.042 is used for this announcement.

CAPITALAND LIMITED (REGN. NO.: 198900036N)

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY, CAPITARETAIL IH INVESTMENT PTE. LTD.

The Board of Directors of CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in Singapore:

Name	:	CapitaRetail IH Investment Pte. Ltd. ("CRIHIPL")
Principal Activity	:	Investment in retail property in Japan
Authorised Share Capital	:	S$100,000 divided into 100,000 ordinary shares of S$1 each
Issued and Paid-up Share Capital	:	S$2 divided into 2 ordinary shares of S$1 each

CRIHIPL is a wholly-owned subsidiary of CapitaRetail Japan Fund Private Limited, itself an indirect wholly-owned subsidiary of CapitaLand.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
29 December 2004